SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

Standard & Poors Boosts Ecopetrol's Credit Rating to Investment Grade

•	Rating raised from BB+ to BBB- with a stable outlook
•	Upgrade is in line with the Republic of Colombia's new rating

BOGOTA, Colombia, March 21, Ecopetrol S.A. (NYSE: EC; BVC: ECOPETROL; BVL: EC; TSX: ECP) announced today that the risk rating agency Standard & Poor's has increased the company's corporate credit and debt rating to BBB- from BB+, with a stable outlook. With this new rating the company reached investment grade.

The investment grade rating assigned to Ecopetrol by Standard & Poor's is in line with the March 16 decision by the agency to increase the Republic of Colombia's rating to BBB-.

The Standard & Poor's report states that the rating on Ecopetrol is based on the company's stand-alone credit profile, and that there is a high likelihood that the government of the Republic of Colombia would provide timely and sufficient extraordinary support to Ecopetrol in the event of financial distress. It also underscores the "very important" role played by Ecopetrol in the economy as the largest company in Colombia and the primary supplier of refined products to the local market.

The agency cites that the rating on Ecopetrol also reflects the company's leading position in Colombia's oil and gas industry, increased production, low production costs, and adequate liquidity. It also considers Ecopetrol's position relative to other national oil companies, its exposure to commodity price volatility, and aggressive expansion plans.

The news release is available on the website  www.standardandpoors.com

Bogotá, Colombia – March 22, 2011

Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and it is entering into the biofuels business.

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co     www.ecopetrol.com.co

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co     www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 22, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer